U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

Commission File Number 000-30872

NOTIFICATION OF LATE FILING

(Check One):
☒     Form 10-K   ☐   Form 11-K   ☐   Form 20-F   ☐    Form 10-Q   ☐    Form N-SAR

For Period Ended:  December 31, 2009

     ☐ Transition Report on Form 10-K           ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form 20-F            ☐ Transition Report on Form N-SAR
     ☐ Transition Report on Form 11-K

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I-Registrant Information

                      Full Name of Registrant                   NORTH HORIZON, INC.

                      Former Name if Applicable

                      Address of principal executive office (Street and number)         2290 East 4500 South, Suite 130

                      City, State and Zip Code                        Salt Lake City, Utah 84117

Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

          a.   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒     b.   The subject annual report, semi-annual report, transition report on Form 10-K, 20 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          c.   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

          The registrant has not been able to complete the concurrent review process with the auditor.

Part IV-Other Information

     1.   Name and telephone number of person to contact in regard to this notification

         Wallace Boyack                                                           (801)                                  278-9925
          (Name)                                   (Area Code)         (Telephone No.)

     2.   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                            ☒ Yes     ☐ No

     3.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            ☐ Yes     ☒ No

          If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

TRYCERA FINANCIAL, INC.
(Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	/s/ Wallace Boyack
Wallace Boyack
Chief Financial Officer